May 29, 2020

Securities and Exchange Commission

100 F Street, N.E.

Amendment Number 1 to Registration Statement on Form S-1

Filed January 8, 2019

Registration No. 333- 229146 (the “Registration Statement”)

Ordered Effective February 11, 2019

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned issuer hereby requests that the above captioned Registration Statement, which was ordered effective on February 11, 2019, be withdrawn.  As adjusted for a subsequent 1,000 for 1 reverse stock split, 15,390 shares were sold under the Registration Statement and 65,860 shares remain unsold. The issuer is withdrawing the Registration Statement because the issuer does not intend to sell any further shares under the Registration Statement

Very truly yours,

Endonovo Therapeutics, Inc.

By:	/s/ Alan Collier, CEO
Alan Collier, CEO

Endonovo Therapeutics, Inc., 6320 Canoga Avenue, 15th Floor, Woodland Hills, CA 91367 www.endonovo.com